FEDERATED HERMES FUNDS

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 12, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES INCOME SECURITIES TRUST (a “Registrant”)

Federated Hermes Short-Term Income Fund (a “Fund”)

Class A2 Shares

1933 Act File No. 2-72277

1940 Act File No. 811-3181

FEDERATED HERMES SHORT-INTERMEDIATE DURATION MUNICIPAL TRUST (a “Registrant”)

Federated Hermes Short-Intermediate Municipal Fund (a “Fund)

Class A2 Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Esperon:

The above-named registrants (each a “Registrant” and, collectively, the “Registrants”) are filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on November 10, 2021, regarding their respective funds (each a “Fund” and, collectively, the “Funds”). These comments relate to the Registrants’ correspondence dated November 8, 2021 relating to the Registration Statements of the Registrants and their Funds filed on September 8, 2021 as:

Federated Hermes Income Securities Trust

Post-Effective Amendment No. 229 under the Securities Act of 1933

Amendment No. 222 under the Investment Company Act of 1940

Federated Hermes Short-Intermediate Duration Municipal Trust

Post-Effective Amendment No. 72 under the Securities Act of 1933

Amendment No. 63 under the Investment Company Act of 1940

Unless otherwise noted below, comments and responses will apply to both Registrants and Funds.

COMMENT 1. General Comments

The Registrants are responsible for the accuracy and adequacy of their disclosure notwithstanding review by the Staff.

RESPONSE:

The Registrants understand and confirm their responsibility.

COMMENT 2. Prospectus - Risk/Return Summary: Average Annual Total Return Table

With respect to original Comment 9, the Staff notes the Registrants’ proposed disclosure below and requests that the phrase “it is anticipated that” be removed. The Staff believes that this is a definitive statement of fact.

The Fund’s A2 class is expected to commence operations on or about November 17, 2021. The ~~A2 class~~ performance information shown below is for the Fund’s A class as described above. It is anticipated that the sales load of the A2 class will be higher than the sales load of the A class; accordingly, the net performance of the A2 class is anticipated to be lower than the net performance of the A class.

RESPONSE:

The Registrants will revise the language as shown below (deletions stricken)

The Fund’s A2 class is expected to commence operations on or about November 17, 2021. The ~~A2 class~~ performance information shown below is for the Fund’s A class as described above. ~~It is anticipated that~~ The sales load of the A2 class will be higher than the sales load of the A class; accordingly, the net performance of the A2 class is anticipated to be lower than the net performance of the A class.

COMMENT 3. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

With respect to original Comment 10, the Staff acknowledges the Registrants’ response. The Staff reiterates the requirement of Form N-1A Item 4(b)(2), Instruction 2.(b), and requests that the Registrants add disclosure to describe why the two additional indexes are being included.

RESPONSE:

The Registrants will revise the introductory disclosure for each Fund as shown below (additions bold and underlined.

Federated Hermes Short-Intermediate Municipal Fund

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information against a broad-based market index. The S&P Municipal Bond 1-5 Years Investment Grade 5% Pre-Refunded Index and the Lipper Short Municipal Debt Funds Average show how the Fund’s performance compares against the returns of an index of funds with similar investment objectives. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

Federated Hermes Short-Term Income Fund

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information against a broad-based market index. The 0-3 Year Composite Index and the Lipper Short Investment Grade Debt Funds Average show how the Fund’s performance compares against the returns of an index of funds with similar investment objectives. The Fund’s performance will fluctuate, and past performance (before and after taxes) is not necessarily an indication of future results.”

COMMENT 4. Prospectus - “What Do Shares Cost? Additional Information on the Availability of Certain Waivers and Discounts”

With respect to original Comment 12, the Staff reiterates its comment regarding the following sentence in the subsection entitled “Additional Information on the Availability of Certain Waivers and Discounts”:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

Please delete this sentence. The Funds cannot disclaim responsibility for their sales charge waivers and discounts disclosures. Under the 1940 Act, sales loads are set by funds, not by intermediaries.

RESPONSE:

The Registrants confirm that the noted sentence is accurate. By including this sentence, the Registrants are not implying a disclaimer of responsibility for the disclosure. As affirmed in the Registrants’ response to General Comment 1, above, the Registrants are responsible for the accuracy and adequacy of the disclosure in the registration statements of the Funds. The Registrants respectfully decline to remove the sentence. However, the sentence will be revised as noted in the Registrants’ correspondence dated November 8, 2021 (deletion stricken): “The information contained in Appendix B is ~~based on information~~ provided by these financial intermediaries.”

COMMENT 5. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations

With respect to original Comment 15, the Staff reiterates its comment regarding the following bolded disclosure in this section:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please disclose the specific voting requirement as defined in the 1940 Act.

RESPONSE:

The Registrants will make the following revisions (additions bold and underlined):

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act, which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Questions on this letter or requests for additional information may be directed to me at 724-720-8834 or at Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal